Exhibit 12.1

AMERICAN CAPITAL, LTD.

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

(unaudited)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Net earnings (loss) before taxes:
Net earnings (loss)	$998	$(910)	$(3,115)	$700	$895
Income tax (benefit) provision, including excise tax	—	(20)	91	12	28

Net earnings (loss) before taxes	$998	$(930)	$(3,024)	$712	$923

Fixed Charges:
Interest expense	$177	$256	$220	$287	$190
Rent expense interest factor(A)	4	5	5	5	3

Total fixed charges	$181	$261	$225	$292	$193

Net earnings (loss) available to cover fixed charges	$1,179	$(669)	$(2,799)	$1,004	$1,116

Ratio of earnings to fixed charges	6.5	(B )	(B )	3.4	5.8

A.	Represents a reasonable approximation of the interest factor included in rent expense.
B.	Due to our net loss for the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1. We must generate additional earnings of $930 and $3,024, respectively, to achieve a coverage of 1:1.